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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                          NOTIFICATION OF LATE FILING

Commission File Number 0-28238

         (Check one)
         [ X ] Form 10-K and Form 10-KSB  [___] Form 11-K
         [___] Form 20-F  [___] Form 10-Q and Form 10-QSB  [___] Form N-SAR

         For a period ended
                               December 31, 1996

         [___] Transition Report on Form 10-K and Form 10-KSB
         [___] Transition Report on Form 20-F
         [___] Transition Report on Form 11-K
         [___] Transition Report on Form 10-Q and Form 10-QSB
         [___] Transition Report on Form N-SAR

         For a transition period ended

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



                                     PART I
                             REGISTRANT INFORMATION

         Full name of registrant  GUARDIAN TECHNOLOGIES INTERNATIONAL, INC.

         Former name if applicable_________________________________________
         __________________________________________________________________

         Address of principal executive office (Street and Number) 22570

                          Markey Court

         City, State and Zip Code    Dulles, VA  20166-6901
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                                    PART II
                             RULE 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check appropriate box.)

         [ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [ X ] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [___] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                  PART III
                                  NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10- Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Registrant's Annual Report on Form 10-KSB cannot be filed within the prescribed time period due to difficulties arising as the result of termination of the employment of Registrant's accounting manager which occurred on February 27, 1997.

                                    PART IV
                               OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

               Joseph F. Fernandez                  (703) 444-7931
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                   (Name)                      (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [ X ] Yes  [__] No
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         (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [ X ] Yes  [__] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         It is anticipated that Registrant will report a significantly greater net loss for the year ended December 31, 1996 than it did for the year ended December 31, 1995. Registrant estimates that it will report a net loss of approximately $954,000 for the year ended December 31, 1996, as compared to a net loss of approximately $513,000 for the year ended December 31, 1995.

                  GUARDIAN TECHNOLOGIES INTERNATIONAL, INC.
          --------------------------------------------------------
                (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

         Date March 31, 1997               By    /s/ Joseph F. Fernandez
              --------------                     -----------------------
                                                 Name:  Joseph F. Fernandez
                                                 Title:  Vice President